China Yuchai International Appoints New Director

Singapore, Singapore – July 15, 2011 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that Coomber Investments Limited, holding an 18% shareholding in the Company, has nominated Ms. Hong Wang to replace Mr. Shi Yong Zhang, who has resigned as a director of China Yuchai with effect from July 15, 2011. Mr. Zhang is currently the general manager of Guangxi Yuchai Heavy Industry Company Limited, a subsidiary of Guangxi Yuchai Machinery Group Company Limited (“State Holding Company”) and due to its growing operations, he has had to spend an increasing amount of time managing it. As a result, Mr. Zhang decided to relinquish his directorship in the Company. The State Holding Company is a 22.1% shareholder in Guangxi Yuchai Machinery Company Limited (“GYMCL”).

From 2006 to present, Ms. Wang has held a number of positions with increasing responsibilities in accounting and finance at the State Holding Company where she is currently the General Accountant and Manager of its finance department as well as a member of its board of directors. Ms. Wang started her career in 1992 at Guangzhou East Station as an assistant accountant and in 1998 was promoted to section chief of the finance office and accountant of Guangzhou East Station. She held this position until 2001 when she moved to Guangshen Railway Company Limited. From May 2001 to January 2006, Ms. Wang held several senior accounting positions within Guangshen Railway Company Limited. Ms. Wang is also a director of Coomber Investments Limited.

The Company’s Board of Directors thanks Mr. Zhang for his contributions to the Company during his tenure as a director. With Ms. Wang’s appointment as a non-independent director, China Yuchai’s Board of Directors now comprises nine (9) directors out of which three are independent directors.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centres, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as the leading automotive manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com